UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________________
FORM 6-K/A
 ______________________________________________________
Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2020
Commission File No. 001-38403
______________________________________________________
CRONOS GROUP INC.
(Name of registrant)
______________________________________________________
720 King Street W., Suite 320
Toronto, Ontario
M5V 2T3
(Address of registrant’s principal executive office)
______________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☐ Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
    Yes  ☐    No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
    Yes  ☐    No  ☒

EXHIBIT INDEX

Exhibit	Description
99.1	Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months ended September 30, 2019 and September 30, 2018 dated March 30, 2020
99.2
Amended and Restated Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Three and Nine Months ended September 30, 2019 and September 30, 2018 dated March 30, 2020

99.3	Form 52-109F2R Certification Of Refiled Interim Filings Full Certificate– Chief Executive Officer dated March 30, 2020
99.4	Form 52-109F2R Certification Of Refiled Interim Filings Full Certificate – Chief Financial Officer dated March 30, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CRONOS GROUP INC.
(Registrant)

By:	/s/ Michael Gorenstein
Name:	Michael Gorenstein
Title:	President and Chief Executive Officer
Date: March 30, 2020